Gencor Industries, Inc.

5201 N. Orange Blossom Trail

Orlando, Fl 32810

December 8, 2005

Ms. Jeanne Bennett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2004
Form 10-Q for the fiscal quarters ended December 31, 2004 and March 31, 2005, and June 30, 2005
File No. 1-11703

The following are our responses to your questions per your letter of October 14, 2005. We believe the following should clarify any potential misunderstandings and answer your questions.

FORM 10-K for fiscal 9/30/04

Q:1)	We refer to your response to comment 2 from our letter dated August 9, 2005. We see that the UK property has been held for sale for more than one year. Held for sale accounting is appropriate only when each of the six criteria from paragraph 30 to SFAS 144 have been met. Your response does not demonstrate that you have met the criteria for held for sale accounting. In a written response, explain how you have met each of the six criteria from paragraph 30. If you believe you meet the exceptions described in paragraph 31 to SFAS 144, provide us a detailed explanation in support of your conclusion.

A:1)	All six criteria of paragraph 30 of SFAS 144 have been met, including paragraph d. requiring the sale “…is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.” It was expected to be sold within one year as of the balance sheet date, September 30, 2004. It has not been sold to date, however we still believe it will be sold within one year from this balance sheet date, September 30, 2005. However, since it has not been sold, even though it is still actively been offered for sale, we will reclassify the asset as held and used, and measure the value in accordance with paragraph 38 of SFAS 144 in our Form 10-K for the year ended September 30, 2005.

Q:2)	We refer to your response to comment 5 from our letter dated August 9, 2004. In a written response, provide us a sample of your proposed disclosure.

A:2)	In our response to your letter dated August 9, 2005, we agreed to expand on the status of our plans for selling this property in our 9/30/05 Form 10-K. As noted in Answer #1 above, we will reclassify the asset as held and used, and measure the value in accordance with paragraph 38 of SFAS 144 in our 9/30/05 Form 10-K.

The UK manufacturing facility is for sale. The value on the financial statements is at depreciated cost, which is not in excess of fair market value. Fair market value is evidenced by written offers for the property.

Q:3)	We re-issue comment 7 from our letter dated August 9, 2005. Either amend the 2004 Form 10-K to provide an audit report on the component audited by other auditors or to have your current auditors take responsibility for the entire audit.

A:3)	Our auditors will take responsibility for the entire audit in our current and future filings. As we stated, the US auditors will perform additional procedures and remove their reference to other auditors for previous periods as well. This will be done in the current Form 10-K for the year ended September 30, 2005, which will be filed prior to the end of December, 2005.

Q:4)	We refer to your response to comments 10 and 11 from our letter dated August 9, 2005. For computational purposes only, S-X Rules 4-08(g) and 3-09 make reference to the mathematical formulas explained in S-X Rule 1-02(w). As set forth in Rule 4-08(g)(1)(ii) the disclosure requirements of S-X Rule 4-08 (g) apply to equity method investees. Similarly, S-X Rule 3-09(a) applies to equity method investees as stated in the second sentence to the requirement. For purposes of both disclosures the term “equity method investee” is as commonly defined in GAAP. It is not necessary that you control an equity method investee, nor is it necessary that an investee meet the definition of a subsidiary over which you exercise control. Accordingly, we do not agree with your interpretation of the applicability of S-X Rule 4-08(g) or S-X Rule 3-09.

Non-controlling investments in partnerships and limited liability companies are normally equity method investments as defined in GAAP. In a written response, explain how you have considered and applied in the guidance from EITF 03-16, EITF D-46 and SOP 78-9 in determining whether or not the investees are by definition equity method investees. Your written response should be detailed and specific to the requirements of the literature.

A:4)	S-X Rule 3-09 begins as follows: “(a) If any of the conditions set forth in § 210.1-02(w), substituting 20 percent for 10 percent in the test used therein to determine significant subsidiary, …”. The term “subsidiary” is defined in S-X Rule 1-02(x). This rule defines subsidiary as “…an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” There is no control over these entities. S-X Rule 4.08 (g) (ii) also refers to § 210.1-02(w) for criteria to be met for a significant subsidiary. The two entities which provide us the cash distributions are unaudited partnerships. These are investees, not subsidiaries as defined in the regulations. We understand your interpretation, however, we still believe the above is a strict following of the rules.

As you instructed, we reviewed EITF 03-16, EITF D-46 and SOP 78-9 to determine whether or not the investees are by definition equity method investees. We note that paragraph 8 of SOP 78-9 requires noncontrolling interests in limited partnerships to be accounted for using the equity method unless the limited partner’s interest is “so minor that the limited partner may have virtually no influence over the partnership operating and financial policies…and, accordingly accounting for the investment using the cost method may be appropriate.”

EITF 03-16 carries forward the presumption, established in Opinion 18, that significant influence exists in investments that represent 20 percent or more of the investee’s ownership. In EITF D-46 the SEC Staff expresses its view that limited partnership investments of more than 3 to 5 percent are considered to be more than minor.

Notwithstanding the 20 percent presumption and the Staff view expressed in EITF D-46, the governing documents of the Carbontronics limited partnerships are such that Gencor management is, in fact, precluded from exerting influence over the Carbontronics entities.

As we previously described in our response to your letter dated May 13, 2005, Gencor has a minority interest in the General Partner, an LLC, and the General Partner functions through an administrative partner. The administrative partner is responsible for managing the limited partnerships. Gencor does not have the ability to remove or significantly influence the administrative partner. Also, as previously stated Gencor has no basis in its investments in the Carbontronics entities and has no exposure for losses that those entities may incur. Accordingly, because of these factors and the significant uncertainties, over which Gencor has no control, which make it impossible to predict or accrue investment income, Gencor accounts for these investments by recording income from the investees only if and when it is distributed.

Q:5)	Your response to comment 12 from our letter dated August 9, 2005 indicates that the investees do not have significant assets, liabilities or equity. In a written response and separately for each investee entity, provide us the financial information on which you based that assertion. Also fully describe the financial information that is available for the investees entities and the periods for which that information is available. Tell us what financial information is required to be provided to you as an investee under the LLC and partnership agreements.

A:5)	The Company has a 45% interest in CLLC. CLLC sold four synthetic fuel plants to a limited partnership (“LP”), Carbontronics Synfuel Investors, LP, which is now the owner of the plants. Future revenue to CLLC is based upon the production of these plants continuing to qualify for tax credits under Section 29 of the Internal Revenue Code, and the ability to economically produce and successfully market synthetic fuel produced by the plants. If the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all operating expenses, then the LP remits cash to CLLC as additional purchase price for the sale of the plants. CLLC distributes any cash receipts to its investors. CLLC has no other operations.

We receive K-1’s from CLLC reflecting our capital account and income for the calendar year, and distributions for the year. The K-1 for 2003 shows a capital account at the beginning of the year of $95, income of $6,925,123, distributions of $6,925,237, and ending capital of -$19. The $6,925,237 of distributions is what was included in the income from investees from CLLC for 2003 in the Gencor Form 10-K.

There are no significant assets, liabilities, nor equity on the financial statements for CLLC. CLLC is not audited and is not controlled by the Company and the Company can not compel an audit of CLLC. There is no equity to be recorded for our investment in CLLC.

The Company has a 25% interest in Carbontronics II, LLC (“C2LLC”). The C2LLC is a limited liability company and receives royalty payments from the LP only if the LP is successful in producing fuel which qualifies for tax credits, sells the synthetic fuel, sells the tax credits to investors, and has sufficient cash flow to cover all other operating expenses. The Company does not accrue operating losses of the C2LLC as the Company has no obligation to fund any operating losses. As an LLC, the Company is not liable to the LLC. The C2LLC has no other operations. There are no significant assets, liabilities, nor equity on the financial statements for C2LLC.

We receive K-1’s from C2LLC reflecting our capital account and income for the calendar year, and distributions for the year. The K-1 for 2002 shows a capital account at the beginning of the year of $250, income of $5,147,625, distributions of $5,140,705 ($4,239,200 received in November and December of 2002-Gencor’s fiscal 2003), and ending capital of $7,170. The K-1 for 2003 shows a capital account at the beginning of the year of $7,170, income of $2,209,349, distributions of $2,263,574, and ending capital of -$47,055. The $2,263,574 of distributions (received in February and May of 2003) and $4,239,200 received in November and December 2002 is what was included in the income from investees from C2LLC for 2003 in the Gencor Form 10-K.

C2LLC is not audited and is not controlled by the Company and the Company can not compel an audit of C2LLC. There is no equity to be recorded for our investment in C2LLC.

Q:6)	We reissue comment 14 from our letter dated August 9, 2005. The structure, purpose and operations of the investment entities should be clarified. In future filings, please disclose an organization chart showing structure and interrelationship between the various entities. Also make full and clear disclosure about the purpose, size and scope of operations of each entity. Clarify the nature of the “administrative member” of the GP and define that party’s rights and responsibilities for administration of the partnerships. Also, describe the nature, purpose and authority of the GP Management Committee in which you have a 1/3 voting interest.

A:6)	As requested, in future filings we will expand on the disclosure of the entities.

Q:7)	We refer to your response to comment 16 from our letter dated August 9, 2005. We re-issue that comment. You must file exhibits required by Regulation S-K Item 601. If appropriate, confidential portions of agreements may be omitted as permitted by Rule 24b-2 and as explained in Staff Legal Bulletin No. 1 (February 28, 1997) available on our web site at www.sec.gov.

A:7)	On December 28, 1998, we provided your office, to the attention of Jeanne Bennett, a summary of the transactions with the investees, and certain documents relating thereto. These documents were filed as “Confidential Documents”.

Since these documents were filed as Confidential Documents in 1998, we do not believe they should now be filed as exhibits.

Should you have specific questions regarding these Confidential Documents we would be pleased to respond appropriately.

Q:8)	As a related matter, we see the size and extent of the agreements referred to in prior comment 16 from our letter dated August 9, 2005. It appears that you should expand Item 1 and/or MD&A to provide a more complete description of the terms and conditions of those arrangements. Either provide expanded disclosure in future filings or provide us thorough written analysis of the agreements demonstrating that you have made full disclosure about all significant terms and conditions of the arrangements.

A:8)	As requested, in future filings we will expand on the disclosure of the terms and conditions of the arrangements.

Form 10-Q as of June 30, 2005

Q:9)	We refer to your response to comment 22 from our letter dated August 9, 2005. We see the significant investment in securities identified as trading. Under SFAS 115 trading securities are acquired principally for the purpose of selling them in the near term and trading activity normally reflects buying, selling, and trading. In light of the significance of these assets to your balance sheet and your apparent trading strategy, tell us why your Form 10-Q as of June 30, 2005 does not include disclosure about market risk associated with this activity. Refer to Item 305(c) to Regulation S-K.

A:9)	We have added a Note 2-Marketable Securities to our Form 10-Q for the quarter ended June 30, 2005 and will continue to include the disclosure in future filings. The securities are categorized as trading securities and stated at market value with unrealized holding gains and losses included in earnings.

Instructions to Paragraph 305(c) indicate that information required under paragraph (c) of Item 305 is not required until after the first fiscal year in which Item 305 is applicable. We will expand on the disclosure of our investment policy and risk in Form 10-K.

Q:10)	As a related matter, in future filings, MD&A should include a detailed description of the nature and terms of the marketable securities.

A:10)	We have added a Note 2-Marketable Securities to our Form 10-Q for the quarter ended June 30, 2005 and will continue to include the disclosure in future filings. The securities are categorized as trading securities and stated at market value with unrealized holding gains and losses included in earnings. We will expand on the disclosure of our investment policy and risk in Form 10-K.

Q:11)	Tell us about any lawsuits filed against you during 2005. With respect to any such matters, tell us why the Forms 10-Q do not present specific disclosure about that litigation. Your response should provide a written analysis of your consideration of the disclosure requirements SFAS 5, SOP 94-6 and SAB Topic 5-Y. That is, explain to us why disclosure was not required by GAAP.

A:11)	Per SFAS 5 paragraph 10, disclosure of contingencies shall be made when there is at least a reasonable possibility that a loss may have been incurred. The possibility of loss as a result of any litigation which was pending against the Company was evaluated as remote by Company legal counsel. No disclosures would be required per SFAS 5, SAB Topic 5-Y nor SOP 94-6.

Other

Q:12)	We refer to your response to comment 23 from our letter dated August 9, 2005.

A:12)	Legal counsel has advised on the inclusion of the qualifying language which clearly states our legal rights.

We understand that it is the Commission’s fixed position and requirement that the Company acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the foregoing insofar as it is required to so acknowledge the same but reserves all legal rights available to it.

Very truly yours,

/S/ E.J.ELLIOTT
E.J.Elliott
Chairman and Chief Executive Officer